NO ACT

PE 01/17/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025414

February 29, 2012

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-29-12

Re: Rite Aid Corporation
Incoming letter dated January 17, 2012

Dear Mr. Gerber:

This is in response to your letters dated January 17, 2012 and February 2, 2012 concerning the shareholder proposal submitted to Rite Aid by Steven Krol. We also have received letters from the proponent dated January 31, 2012 and February 6, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Steven Krol
*** FISMA & OMB Memorandum M-07-16 ***

February 29, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rite Aid Corporation
Incoming letter dated January 17, 2012

The proposal relates to the board of directors.

We are unable to concur in your view that Rite Aid may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proof of ownership statement was provided by a broker that provides proof of ownership statements on behalf of its affiliated DTC participant. Accordingly, we do not believe that Rite Aid may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Steve Krol *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, February 06, 2012 8:11 PM
To: shareholderproposals

February 6, 2012

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation-2012 Annual Meeting
Proponent Supplement Response to Rite Aid
Supplement Dated February 2, 2012

Ladies and Gentlemen:

Proponent now responds to the Rite Aid Supplement letter, dated February 2, 2012 and it's prior "No-Action Request" letter, dated January 17, 2012. Based on the SEC Staff review of the single issue raised by Rite Aid and it's violation of the requirements under SLB No. 14, Proponent requests that the company be notified that the SEC Staff will take action if Rite Aid omits this Proponent's proposal from it's proxy materials to be distributed by Rite Aid in connection with the 2012 Annual Meeting of Shareholders.

This letter supplements Proponent's original response submission, dated January 30, 2012. A copy of this letter will be sent to Rite Aid-Marc A. Strassler.

I. The Notice of Deficiency Letter Did Not Comply with Rule 14a-8 and Staff Guidance

The Notice of Deficiency letter, dated December 21, 2011 was strategically written as a "How TO Guide" only, which would educate the novice proponent shareholder on the full array of required documentation necessary to be provided to any public company in order to be qualified to include a proposal in a company's proxy mterials. Intentionally, and based on a continuing practice in prior years, Rite Aid did not single out and specify **only** the problem that required a cure, i.e., that the broker letter appeared to Rite Aid to not exactly be the same exact name as listed in the DTC list of participants, or the words "Clearing Inc. was not added to the words TD Ameritrade, but later clarified by TD Ameritrade.

Under SLB No. 14, companies are required to provide adequate detail about what **this shareholder proponent must do to remedy this eligibility or procedural defect**, namely to provide a second broker letter, which it did not request.

Proponent has read and re-read Rite Aid's Notice of Deficiency letter, dated December 21, 2011 and finds no language that pinpoints and specifically directs the Proponent to Rite Aid's perceived and imagined defect which they falsely believe requires cure. Rite Aid did not request a second broker letter, which would meet with their satisfaction, acting as if it never received the first letter, when a reasonable person reads their Notice of Deficiency letter.

Rite Aid itself in it's Omission of Shareholder Proposal letter to the SEC, dated January 17, 2012 surmises that the TD Ameritrade proof of owmership letter is "close enough" to what is required. In fact, Rite Aid surely noticed, at a minimum, that the legend at the end of that letter indicates that TD Ameritrade is a member of FINRA/SIPC/NFA. Additionally, Rite Aid even provides the Staff with two (2) other proof of ownership letters from TD Ameritrade that "specify with precision", according to Rite Aid, that the shares in question are held by a DTC participant. These examples were written on the same TD Ameritrade letterhead and transmitted out of the same research department as the letter submitted by Proponent to Rite Aid, placing the company in a position to know full well that TD Ameritade is a DTC participant, **or at the very least to spell out the problem in their Notice of Deficiency letter, which it chose not to do.**

Therefore, notwithstanding the fact that Proponent does not believe a defect actually ever existed, Rite Aid was obligated under SLB No. 14 to specifically notify Proponent in it's Notice of Deficiency letter that it was unable to determine that TD Ameritrade was a participant with the DTC. Of course had they abided by the requirement of SLB No. 14 and Staff guidance and **specifically** divulged this, Proponent would have immediately and timely submitted the newest TD Ameritrade letter, dated January 30, 2012 as attached in Proponent's response to the Staff on the above date.

Proponent has already noted the generic nature of Rite Aid's Notice of d\Deficiency letter, pinpointing nothing, in Proponent's letter to the SEC Staff, dated December 27, 2011, whereby Proponent seeks SEC relief. In that letter Proponent advises the Staff that Proponent, given Rite Aid's refusal to cooperate and correct it's invalid Notice of Deficiency letter, must figure out which of the six (6) plus elements of qualification included must be guessed at to cure a perceived and still unknown specific defect. There is no indication that the defect is one of precise wording of the broker name in the broker letter submitted or that Rite Aid's "close enough" is not actually enough for them. The very first indication of such Rite Aid distress was **not** in the Deficiency Notice, but rather in Rite Aid's opposition papers. In fact, although Rite Aid was under no obligation to provide an attached copy of Rule 14a-8 (Company Exhibit A) with it's Deficiency Notice, no languag pertaining to the DTC participant listing requirement is even included there, but sent anyway to Proponent to help further intentionally steer Proponent in the wrong direction.

II. Proponent Diligently Attempted To Learn What Defect Specifically Rite Aid Pereceived As Requiring a Cure

Rite Aid's belief is false that the Proponent's letter, dated January 30, 2012 is any acknowledgement that the Proponent did not furnish proof of eligibility in response to the Notice of Deficiency letter. The Deficiency Notice was silent on the specifics of Rite Aid's perceived defect, and only once Proponent was intentionally and strategically first notified by Rite Aid in it's SEC Staff opposition papers, dated January 17, 2012 did Proponent easily cure Rite Aid's perceived non-issue. Rite Aid, in fact, does not challenge this January 30, 2012 TD Ameritrade letter as fully qualifying the Proponent; it only challenges it's date of receipt, which delay Rite Aid was fully responsible for causing.

There are communications to the SEC Staff requesting relief, and numerous emails to Rite Aid confirming Proponent's having to guess, and guess incorrectly, as to what required a perceived cure. Once Rite Aid's perception of a defect was first known on January 17, 2012, Proponent provided additional information to eliminate this non-issue by way of the January 30, 2012 TD Ameritrade letter indicating that they are a DTC participant. However, no real defect was timely announced to Participant by Rite Aid, and no actual defect actually ever existed.

III. Conclusion

Proponent believes this matter provides the SEC Staff an opportunity to become even more precise, if such is even possible, to every public company examining this matter, as to what their responsibilities are to any Proponent. To not do so, is not only unfair to long time and continuous shareholders, such as myself, who desire to have a voice, but stands to further burden the SEC Staff with unnecesary and time-consuming opposition filings. This whole matter could have and would have been avoided had Rite Aid met it's obligation to it's shareholder(s) and SEC Staff which has been quite clear in prior decisions on the specificity that is required in a Notice of Deficiency letter. Rite Aid has not met it's burden, while the Proponent did meet it's burden of qualification, both once the company was finally forced in it's opposition papers to divulge what they wanted "to hang their hat on", as well as prior to the submission of it's opposition papers since no actual defect existed.

For all the reasons stated above, Proponent requests the Staff to notify Rite Aid that it will take action if Rite Aid excludes the Proposal from the 2012 proxy materials.

If you have any questions, please telephone the undersigned at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,
Steven Krol
Proponent and Shareholder

cc: Marc A. Strassler-Rite Aid Corporation

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February 2, 2012

<u>BY EMAIL</u> (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation – 2012 Annual Meeting
Supplement to Letter Dated January 17, 2012
Relating to Shareholder Proposal of
<u>Steven Krol</u>

Ladies and Gentlemen:

We refer to our letter, dated January 17, 2012 (the "No-Action Request"), pursuant to which we requested, on behalf of Rite Aid Corporation ("Rite Aid"), that the Staff (the "Staff") of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Rite Aid's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Steven Krol (the "Proponent") may properly be omitted from the proxy materials to be distributed by Rite Aid in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

This letter is in response to the letter to the Staff, dated January 31, 2012, submitted by the Proponent (the "Proponent's Letter") (including the attachment thereto) and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. The Deficiency Letter Complied with Rule 14a-8 and Staff Guidance

In the Proponent's Letter, the Proponent argues that Rite Aid did not provide the Proponent with proper notice of the deficiency in the Proponent's proof of eligibility and, therefore, Rite Aid may not exclude the Proposal from the 2012 proxy materials. Specifically, the Proponent argues that the letter Rite Aid sent the Proponent on December 21, 2011 (the "Deficiency Letter", which was attached to the No-Action Request as Exhibit C), was "non-specific" and therefore was, itself, "deficient."

However, the Deficiency Notice complied in all respects with both Rule 14a-8 and the Staff's guidance related thereto. The specificity sought by the Proponent is not what is required by Rule 14a-8 or Staff guidance. In particular, the Staff has stated, in Section C.2 of Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), that "[i]f the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. The company should use language that tracks rule 14a-8(b)" The Staff also recommends, but does not require, that a copy of Rule 14a-8 be attached to the notice of deficiency that is sent to a proponent and Rite Aid included a copy of Rule 14a-8 with the Deficiency Notice.

In addition, the Deficiency Notice complied with Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), which indicated that the Staff would "grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in [SLB 14F]." In accordance with this requirement, the Deficiency Notice clearly indicated that the Proponent needed to "provide a written statement from the record holder of your shares and a participant in the Depository Trust Company (DTC) verifying" the Proponent's share ownership in Rite Aid.

II. The Proof of Ownership Included with the Proponent's Letter was Not Delivered to Rite Aid in the Time Period Required by Rule 14a-8(f)(1)

Rite Aid believes that the Proponent's Letter, which includes as an attachment a letter from TD Ameritrade, dated January 30, 2012 (the "January 30 TD Letter"), is an acknowledgement that the Proponent did not furnish sufficient proof of eligibility in response to the Deficiency Notice. In addition, the January 30 TD Letter was not provided to Rite Aid until January 31, 2012 and thus, in non-compliance with Rule 14a-8(f)(1), was not mailed or electronically transmitted to Rite Aid within 14 days of the Proponent's receipt of the Deficiency Letter (which was delivered to the Proponent on December 22, 2011).

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request the Staff's concurrence that it will take no action if Rite Aid excludes the Proposal from the 2012 proxy materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1).

If you have any questions with respect to this matter, please telephone me at (202) 371-7233.

Very truly yours,

Marc S. Gerber

cc: Marc A. Strassler, Rite Aid Corporation

Steven Krol

From: Steve Krol *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 31, 2012 10:33 AM
To: shareholderproposals
Subject: Fw: Rite Aid 2012 Annual Meeting
Attachments: 9532 Krol popeye.pdf

January 31, 2012

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation-2012 Annual Meeting
Proponent Response to Rite Aid Request to

Omit

Shareholder Proposal

Ladies and Gentlemen:

This Proponent appreciates the opportunity to respond to Rite Aid's request to omit this shareholder's Proposal, including it's Resolution and Supporting Statement, as transmitted to the company on 12/8/11 (Company Exhibit A) and as revised on 12/14/11 (Company Exhibit B).

I. Rite Aid May Not Exclude the Proposal Pursuant to SEC Rule 14a-8 Since Rite Aid Did Not Provide Proponent a Proper Notice of Deficiency Letter; Rite Aid Did Not Avail Itself of the Additional Time Proponent Gave the Company to Resubmit It's Notice of Deficiency Letter with Specific Deficiency Issues Requiring Cure; And In Any Event No Actual Deficiency Exists.

Proponent submitted an email to the SEC Staff, dated 12/27/11, requesting relief (Company Exhibit E), after giving Rite Aid written notice and more than sufficient time to clarify their Notice of Deficiency Letter with **specifics** as to what, if anything, was deficient. As expected, the company was unresponsive. Apparently, although SEC Rule 14a-8 is clearly meant to qualify a shareholder to have a voice by submitting a common sense proposal for shareholder approval, Rite Aid's standard operating procedure over the last several years has been to do everything possible to omit shareholder proposals. A non-specific Notice of Deficiency Letter has been their primary tool to affect this, and thereafter to be very, very specific for the first time in their opposition papers filed with the SEC Staff.

As noted in the above referenced email, the SEC never intended that a required Notice of Deficiency Letter , such as the one Rite Aid submitted (Company Exhibit C), to be a "How to Guide" on proposal submissions. It certainly was not intended to be a guessing game for the Proponent to figure out what qualification could possibly be omitted in error.

The SEC Staff has long held and made numerous decisions under Rule 14a-8 that Rite Aid must notify Proponent of the **specific** eligibility defect(s) and not list, as it did, each and every eligibility requirement in order to intentionally cloud the matter.

The Proponent admits, given Rite Aid's lack of coopertion to tell Proponent what exactly needed to be cured, that Proponent struggled on it's own to guess what could possibly be defective. That, of course, is clear from the numerous broker letters submitted and the Proponent's attempted, but unsuccessful, communication to Mark Strassler, Rite Aid's Secretary.

It is ironic, indeed, that this company who wrongfully protests on page 5 of their SEC submission that "a company should not have to guess or intuit whether an entity referenced in a proof of ownership letter is "close enough" to the name of a listed DTC participant", is the very same company that improperly uses it's strategy to have the Proponent "guess or intuit" which issues out of the full laundry list presented in it's Notice of Deficiency Letter require cure, if any, in actuality.

The SEC has never allowed such an unspecific Notice of Deficiency Letter to pass muster previously, nor should it now, especially in light of the fact that Proponent diligently and repeatedly attempted, in vain, to make contact with the company (Company Exhibit D).

Surprisingly, Rite Aid includes several examples on their page 4 submission of what they consider to be Ameritrade letters that " specify with precision" that the shares in question are held by a DTC participant. The Proponent would have appreciated this same "precision" and specificity in the Notice of Deficiency Letter. The Proponent's Ameritrade letters use the same Ameritrade letterhead and are written out of the same exact research specialist department, as easily seen by Rite Aid. The Company needed to **specify** in their Notice of Deficiency Letter that they were perplexed that the name TD Ameritrade was so foreign to the name TD Ameritrade Clearing Inc., a distinction which Ameritrade attempted to clarify in their letter dated 1/5/12 (Company Exhibit G).

Clearly, Rite Aid did not want to announce their confusion in their Notice of Deficiency Letter, since that would soon mean this Proponent would immediately address the matter as it now has, in it's one (1) PDF Attachment, now included with this email, which spells out that the Proponent's shares are held by TD Ameritrade Clearing Inc. DTC#0188, just like the other letters included in the Company's response to the SEC. Rite Aid's strategy was simply to bury a non-issue in their improper "How To Guide" listing all possible proponent qualifications.

No doubt, Rite Aid is concerned about the merits of their false arguments since they conclude their argument on page 5 with a pleading to the Staff to not allow Proponent any further verification, as is currently attached in this email in the PDF. Their ambiguous and improper Notice of Deficiency Letter assured the difficulty of the Proponent pinpointing, in a timely manner, what they now assert in the eleventh hour with "unclean hands".

II. Conclusion

Based upon the above Proponent response, the intentional submission of an improper Notice of Deficiency Letter indicating no **specific** defect only requiring cure, the complete and strategic unresponsiveness of the Company to the Proponent, and most importantly the fact that no actual defect **only** was noticed or existed, prior to or certainly now with the included PDF attachment, Proponent respectfully requests that the Staff should take action if Rite Aid excludes the Proposal from it's 2012 proxy materials.

Proponent would also suggest that since the Company's actions once again demonstrate an intentional disregard for the spirit in which SEC Rule 14a-8 was written and expected to be carried out, that Rite Aid should not be rewarded with an opportunity to confer with the Staff concerning any matter prior to the issuance of the Staff's response. To do so, may very well allow Rite Aid and every other public company reading this public record to assume that they have a continued green light to trample on the shareholder's right to have a voice, based solely on manipulating and finding false loopholes in the carrying out the requirements of SEC Rule 14a-8.

Please do not hesitate to contact the undersigned with any comments or questions at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,
Steven Krol
Proponent

cc: Marc A. Strassler, Secretary-Rite Aid Corporation

----- Forwarded Message -----
From: Steve Krol *** FISMA & OMB Memorandum M-07-16 ***
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 30, 2012 12:29 PM
Subject:

TD Ameritrade

January 30, 2012

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing us to service your account today. Pursuant to your request and in reference to your previous private letter sent to you on January 5th 2012, TD Ameritrade uses TD Ameritrade Clearing INC. DTC # 0188. Also, 249,025 shares of the 254,625 shares of Rite Aid Corporation (RAD) that you currently hold in your TD Ameritrade account ending in FISMA & OMB Memorandum were held for more than 1 year (365 days).

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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January 17, 2012

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation – 2012 Annual Meeting
Omission of Shareholder Proposal of Steven Krol

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Rite Aid Corporation, a Delaware corporation ("Rite Aid"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Steven Krol (the "Proponent") for inclusion in the proxy materials to be distributed by Rite Aid in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent simultaneously to the Proponent as notice of Rite Aid's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Rite Aid.

I. The Proposal

The text of the resolution in the Proposal is reprinted below as it was submitted to Rite Aid:

> **RESOLVED**- Effective at the 2013 Annual Meeting, shareholders request and recommend for non-binding vote the following:
>
> 1. Except for current Rite Aid executives or other companies enjoying contractual agreements which allow Board nominees of their choosing, that all other nominees will have no former or existing business or personal relationships, either directly or indirectly, with the senior management or the Company, and
>
> 2. All qualifying board members be paid fees and awards for board service only.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Rite Aid's view that it may exclude the Proposal from the 2012 proxy materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

III. Background

On December 8, 2011, the Proponent submitted an earlier version of the Proposal to Rite Aid via email and provided a letter from TD Ameritrade, dated December 8, 2011 (the "First Broker Letter"), regarding the Proponent's purported ownership of Rite Aid common stock. Copies of the Proponent's email and the First Broker Letter are attached hereto as Exhibit A.

On December 14, 2011, the Proponent submitted the Proposal to Rite Aid via email, which email also included a copy of the First Broker Letter. Copies of the Proponent's email, the Proposal and the First Broker Letter are attached hereto as Exhibit B.

After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on December 21, 2011, Rite Aid sent a letter to the Proponent via Federal Express (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares who is also a DTC participant verifying that the Proponent beneficially owned the requisite number of shares of Rite Aid stock continuously for at least one year prior to the date of submission of the Proposal. The Deficiency Notice also advised the Proponent that such written statement had to be submitted to Rite Aid within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8. A copy of the Deficiency Notice is attached hereto as Exhibit C.

On December 22, 2011, the Proponent and Rite Aid exchanged emails regarding the Deficiency Notice. In Rite Aid's email to the Proponent, Rite Aid acknowledged receipt of the First Broker Letter. Copies of these emails are attached hereto as Exhibit D.

On December 27, 2011, the Proponent sent an email to shareholderproposals@sec.gov regarding the Deficiency Notice and forwarded a copy thereof to Rite Aid, together with a cover email. Copies of these emails are attached hereto as Exhibit E.

On December 29, 2011, the Proponent sent Rite Aid another email regarding the Deficiency Notice, attaching another letter from TD Ameritrade, dated December 28, 2011 (the "Second Broker Letter"), regarding the Proponent's purported ownership of Rite Aid common stock. Copies of this email and the Second Broker Letter are attached hereto as Exhibit F.

On January 5, 2012, the Proponent sent Rite Aid an email attaching another letter from TD Ameritrade, dated January 5, 2012 (the "Third Broker Letter" and, together with the First Broker Letter and the Second Broker Letter, the "Broker Letters"), regarding the Proponent's purported ownership of Rite Aid common stock. Copies of this email and the Third Broker Letter are attached hereto as Exhibit G.

IV. Rite Aid May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities by either providing a "written statement from the 'record' holder of [its] securities" or, if applicable, by providing the company with copies of certain filings with the Commission showing adequate ownership. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

In Section B.3 of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Staff took the view that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders. The Staff indicated that shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list.[1] Following receipt of the First Broker Letter, in accordance with SLB 14F, Rite Aid indicated in the Deficiency Notice that the Proponent needed to "provide a written statement from the record holder of your shares and a participant in the Depository Trust Company (DTC) verifying" the Proponent's ownership.

The First Broker Letter is from Trevor Lieberth in his capacity in Research & Resolution at TD Ameritrade. The Second Broker Letter is from Jack Rynes in his capacity as a Resource Specialist at TD Ameritrade. The Third Broker Letter is from Courtney Chapman in her capacity as a Resource Specialist at TD Ameritrade. The fine print of all of the Broker Letters indicates that the letters are from TD Ameritrade, Inc., member FINRA/SIPC/NFA and that TD Ameritrade is a trademark. We note that the Third Broker Letter indicates that "TD Ameritrade Inc., TD Ameritrade Clearing Inc., and TD Ameritrade Trust Company are subsidiaries of TD Ameritrade Holding Corporation" and that the DTC participant list contains the names TD Ameritrade Clearing, Inc. and TD Ameritrade Trust Company. However, none of the Broker Letters indicates that such letter is from, or that the Proponent's shares are held by, either of the entities that are listed as DTC participants.

In contrast to the Broker Letters, we are aware of other examples, included in no-action requests from other companies, of proof of ownership letters from TD Ameritrade that specify with precision that the shares in question are held by a DTC participant. For example, NYSE Euronext (request dated December 13, 2011, granted January 9, 2012), The Dow Chemical Company (request dated December 21, 2011) and PepsiCo Incorporated (request dated January 3, 2012) all included proof of ownership letters, attached hereto as <u>Exhibit H</u>, from TD Ameritrade in their respective no-action requests indicating that the relevant shares are held "in the TD

---

1 The DTC participant list is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Ameritrade Clearing Inc., DTC # 0188, account ending in [redacted]." Unlike those letters, none of the Broker Letters provides any indication that the Rite Aid shares purportedly owned by the Proponent are held in accounts at TD Ameritrade Clearing, Inc., TD Ameritrade Trust Company or any other DTC participant. SLB 14F contemplates proof of ownership letters that establish ownership by a DTC participant as opposed to merely indicating that shares are held in an account at an entity that may or may not be affiliated with a DTC participant. SLB 14F does not contemplate satisfying Rule 14a-8(b)(2)(i) with, nor should the Staff recognize as sufficient, proof of ownership letters that indicate ownership by entities not on the DTC participant list; a company should not have to guess or intuit whether an entity referenced in a proof of ownership letter is "close enough" to the name of a listed DTC participant. Moreover, the standard for determining whether the shares are held by a DTC participant should not vary based on the similarity or differences in names of the purportedly affiliated companies – in other words, the standard should be the same for TD Ameritrade and its affiliated DTC participants as it is for Fidelity Investments and National Financial Services LLC (a DTC participant affiliated with Fidelity Investments). Indeed, SLB 14F sets forth a clear, bright-line standard that is straightforward to administer – "for Rule 14a-8(b)(2)(i) purposes, **only** DTC participants should be viewed as 'record' holders of securities that are deposited with DTC" (emphasis added). Because none of the Broker Letters indicates that the Rite Aid shares in question are held by a DTC participant, the Broker Letters do not constitute sufficient proof of ownership in accordance with SLB 14F.

Any further verification the Proponent might now submit would be untimely under the Commission's rules. Accordingly, Rite Aid has concluded that it may omit the Proposal from its 2012 proxy materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1).

*   *   *

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Rite Aid excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Rite Aid's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

cc: Marc A. Strassler, Rite Aid Corporation

Mr. Steven Krol

EXHIBIT A

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: Marc Strassler
Subject: Fw: Account letter *** FISMA & OMB Memorandum M-07-16 ***Shareholder Proposal-2012 Anuual Meeting.
Date: 12/8/2011 1:43:58 PM
CC:
BCC:

Message:
Mr. Marc A. Strassler
Secretary December 8,
2011
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa. 17011

Dear Mr. Strassler:

Please allow this letter to act as your notice that the undersigned shareholder intends to present at the 2012 Annual Meeting of Shareholders the following Proposal, which recommends that Rite Aid Corp. and/or it's Board of Directors consider certain future actions.

It is requested that this Proposal be placed on the company's proxy card, and in a form that allows for shareholder's to specify by boxes a choice between Approval, Disapproval or Abstention.

As the below letter indicates, I have continuously held at least $2000. in market value of Rite Aid common shares for much longer than one (1) year, and I intend on holding these shares through at least the date of the 2012 Annual Meeting of Shareholders, which I will also attend.

Attached to this email, is a letter and attachment from Ameritrade, my securities broker, evidencing one of the two accounts which contain sufficient shares to satisfy the above requirements.

Per SEC rules, please advise the undersigned within fouteen (14) calendar days from today's date of any **specific** procedural or eligibility deficiencies, which may have been omitted in this letter in error.

Sincerely,
Steven Krol
Rite Aid Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

STOCKHOLDER PROPOSAL

RECOMMENDATION FOR QUALIFICATION OF CERTAIN DIRECTOR NOMINEES

Steven Krol, owner of more than 275, 000 common shares, has notified the Company that he intends to present the following Proposal at the 2012 Annual Meeting of Shareholders.

RESOLVED- Effective at the 2013 Annual Meeting, shareholders request and recommend that, except for Rite Aid executive board members or other companies enjoying contractual agreements which allow board nominees of their choosing, that all other nominees will have no former or existing business or personal relationships, either directly or indirectly, with the senior management or the Company. In addition, that all board members may be paid only the usual combined fees or benefits paid to every other board member in such same position.

Supporting Statement

The primary responsibility of the board of directors is to protect shareholder assets and ensure they receive a decent return on their investment. The composition and performance of a board of directors says a lot about it's responsibilities to a company's shareholders.

Having truly independent outside directors has always been considered a "best practice". In theory, the Board is responsible to the shareholders and is supposed to govern a company's management. In the past many year's of governance scandals, the importance of independence has become even more evident, as it allows a director to be objective and evaluate the performance of management and the well-being of the company.

This includes:

Independence from Management-
They "keep their ears to the ground" to get outside information and perspective other than from the company President or CEO

Compensation-
Board members do not accept compensation for anything other than board service

Conflict of Interest-
Board members have never worked for the company or are closely related, professionally or personally, to anyone in senior management

Effectiveness and Time Constraints of a Board Member
According to a 2003 study of the 1,700 largest U.S. public companies, the majority of board members sit on no more than three boards

All NYSE listed companies, subjectively interpret the independence rules established by the NYSE. Often times, companies misapply the rules. A Board loses credibility if it's objectivity and independence are compromised by not correctly applying the definition of independence. Too many actual insiders serving as directors will mean that the Board will tend to make decisions more beneficial to management. The "big boys" on Wall Street, who move the stock price with their huge amounts of capital, will never invest and place their monies at risk in any company where they believe the Board lacks real outside independence to protect their investment and to otherwise ignore good corporate governance.

The above Resolution and Proposal is meant to help guide our Board in their naming of certain Board nominees. Based on the above, there is no more important decision that they make while serving on our Board to increase shareholder value. Shareholders are strongly urged to vote "**YES**" on this Proposal.

----- Forwarded Message -----
From: TD Ameritrade Client Services <clientservices@tdameritrade.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 8. 2011 11:06 AM
Subject: Account letter *** FISMA & OMB Memorandum M-07-16 ***

10825 Farnam Drive, Omaha, NE 68154 | 800-669-3900 | www.tdameritrade.com

December 8, 2011

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to your request, our records indicate that as of
December 8, 2011, you held 254,625 shares of Rite Aid Corporation (RAD) in this TD AMERITRADE
account ending *** FISMA & OMB Memorandum M-07-16 *** Further pursuant to your request, our records indicate that you have continuously

held at least $2,000.00 in stock value of Rite Aid Corporation (RAD) in this TD AMERITRADE account

*** FISMA & OMB Memorandum M-07-16 *** ending 3 1 years

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,
Trevor Lieberth
Research & Resolution
TD AMERITRADE

Attachments:

*** FISMA & OMB Memorandum M-07-16 *** Koch (12-8-2011)[1].pdf

TD Ameritrade

December 8, 2011

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to your request, our records indicate that as of December 8, 2011, you held 254,625 shares of Rite Aid Corporation (RAD) in this TD AMERITRADE account ending *** FISMA & OMB Memorandum M-07-16 *** Further pursuant to your request, our records indicate that you have continuously held at least $2,000.00 in stock value of Rite Aid Corporation (RAD) in this TD AMERITRADE account ending *** FISMA & OMB Memorandum M-07-16 *** for 1 year.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Trevor Lieberth
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

EXHIBIT B

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: Marc Strassler
Subject: Fw: Account letter *** FISMA & OMB Memorandum M-07-16 ***Revised Shareholder Proposal-2012 Anuual Meeting.
Date: 12/14/2011 11:29:18 AM
CC:
BCC:

Message:
Mr. Marc A.
Strassler
December 14, 2011
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania

Revisions to Shareholder Proposal

Dear Mr. Strassler:

Please take note of the revisions made below to the undersign's Proposal originally submitted to you on December 8, 2011. In all cases, except one, the revisions made clarify the original content to help avoid ambiguity or omit unnecessary words. The only actual addition is for the heading, Ethics, which Rite Aid already agrees with, as it routinely appears in your yearly proxy statements.

Per SEC rules, revisions to a shareholder's Proposal do not require a new set of qualification letters, as originally submitted on 12/8/11, and therefore none are being submitted. However, for your information all the facts contained in the 12/8/11 letters have not changed, as resubmitted below.

Sincerely.
Steven Krol
Rite Aid Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

----- Forwarded Message -----
From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: "mstrassler@riteaid.com" <mstrassler@riteaid.com>
Sent: Thursday, December 8. 2011 1:43 PM
Subject: Fw: Account letter *** FISMA & OMB Memorandum M-07-16 ***Shareholder Proposal-2012 Anuual Meeting.

Mr. Marc A. Strassler
Secretary December 8,
2011
Rite Aid Corporation

30 Hunter Lane
Camp Hill, Pa. 17011

Dear Mr. Strassler:

Please allow this letter to act as your notice that the undersigned shareholder intends to present at the 2012 Annual Meeting of Shareholders the following Proposal, which recommends that Rite Aid Corp. and/or it's Board of Directors consider certain future actions.

It is requested that this Proposal be placed on the company's proxy card, and in a form that allows for shareholder's to specify by boxes a choice between Approval, Disapproval or Abstention.

As the below letter indicates, I have continuously held at least $2000. in market value of Rite Aid common shares for much longer than one (1) year, and I intend on holding these shares through at least the date of the 2012 Annual Meeting of Shareholders, which I will also attend.

Attached to this email, is a letter and attachment from Ameritrade, my securities broker, evidencing one of the two accounts which contain sufficient shares to satisfy the above requirements.

Per SEC rules, please advise the undersigned within fouteen (14) calendar days from today's date of any **specific** procedural or eligibility deficiencies, which may have been omitted in this letter in error.

Sincerely,
Steven Krol
Rite Aid Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

STOCKHOLDER PROPOSAL- **(Revised 12/14/11)**

RECOMMENDATION FOR QUALIFICATION OF CERTAIN DIRECTOR NOMINEES

Steven Krol, owner of 275, 000 common shares, has notified the Company that he intends to present the following Proposal at the 2012 Annual Meeting of Shareholders.

RESOLVED- Effective at the 2013 Annual Meeting, shareholders request and recommend for non-binding vote the following:

1. Except for current Rite Aid executives or other companies enjoying contractual agreements which allow Board nominees of their choosing, that all other

nominees will have no former or existing business or personal relationships, either directly or indirectly, with the senior management or the Company, and

2. All qualifying board members be paid fees and awards for board service only.

Supporting Statement

The primary responsibility of the board of directors is to protect shareholder assets and ensure they receive a decent return on their investment. The composition and performance of a board of directors says a lot about it's responsibilities to a company's shareholders.

Having truly independent outside directors has always been considered a "best practice". In theory, the Board is responsible to the shareholders and is supposed to govern a company's management. In the past many year's of governance scandals, the importance of independence has become even more evident, as it allows a director to be objective and evaluate the performance of management and the well-being of the company.

This includes:

Independence from Management-

They "keep their ears to the ground" to get outside information and perspective other than from the company President or CEO

Compensation-

Board members do not accept compensation for anything other than board service

Conflict of Interest-

Board members have never worked for the company or are closely related, professionally or personally, to anyone in senior management

Effectiveness and Time Constraints of a Board Member-

According to a 2003 study of the 1,700 largest U.S. public companies, the majority of board members sit on no more than three boards

Ethics-

All board members have an impeccable record and reputation for honest and ethical conduct in his or her professional and personal activities

All NYSE listed companies, subjectively interpret the independence rules established by the NYSE. Often times, companies misapply the rules. A Board loses credibility if it's objectivity and independence are compromised by not correctly applying the definition of independence. Too many actual insiders serving as directors will mean that the Board will tend to make decisions more beneficial to management. The "big boys" on Wall Street, who move the stock price with their huge amounts of capital, will never invest and place their monies at risk in any company where they believe the Board lacks real outside independence to protect their investment and to otherwise ignore good corporate governance.

This Resolution will guide our Board in naming certain Board nominees. There is no more important decision that they make while serving on our Board to increase shareholder value. Shareholders are strongly urged to vote "**FOR**" this Proposal.

----- Forwarded Message -----
From: TD Ameritrade Client Services <clientservices@tdameritrade.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 8, 2011 11:06 AM
Subject: Account letter *** FISMA & OMB Memorandum M-07-16 ***

10825 Farnam Drive, Omaha, NE 68154 | 800-669-3900 | www.tdameritrade.com

December 8, 2011

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to your request, our records indicate that as of
December 8, 2011, you held 254,625 shares of Rite Aid Corporation (RAD) in this TD AMERITRADE
account ending *** FISMA & OMB Memorandum M-07-16 *** Further pursuant to your request, our records indicate that you have continuously
held at least $2,000.00 in stock value of Rite Aid Corporation (RAD) in this TD AMERITRADE account
ending *** FISMA & OMB Memorandum M-07-16 *** for 1 year.
If you have any further questions, please contact 800-669-3900 to speak with a TD

AMERITRADE Client
Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a
day, seven days a week.

Sincerely,
Trevor Lieberth
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages
arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly
statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE
account.
TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding
tax consequences of your transactions.
TD AMERITRADE, Inc., member FINRA/SIPC/NFA. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP

Attachments:

*** FISMA & OMB Memorandum M-07-16 *** Krol (12-8-2011)[1].pdf

TD Ameritrade

December 8, 2011

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to your request, our records indicate that as of December 8, 2011, you held 254,625 shares of Rite Aid Corporation (RAD) in this TD AMERITRADE account ending *** FISMA & OMB Memorandum M-07-16 *** Further pursuant to your request, our records indicate that you have continuously held at least $2,000.00 in stock value of Rite Aid Corporation (RAD) in this TD AMERITRADE account ending *** FISMA & OMB Memorandum M-07-16 *** for 1 year.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Trevor Lieberth
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

EXHIBIT C

RITE AID PHARMACY

MARC A. STRASSLER
Executive Vice President
and General Counsel

• MAILING ADDRESS
P.O. Box 3165
Harrisburg, PA 17105

• GENERAL OFFICE
30 Hunter Lane
Camp Hill, PA 17011

• 717.975.5833
• 717.760.7867 Fax
e-mail: mstrassler@riteaid.com

December 21, 2011

BY FEDERAL EXPRESS

Mr. Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Krol:

I am writing to acknowledge receipt on December 8, 2011 of your shareholder proposal (as revised on December 14, 2011, the "Proposal") submitted to Rite Aid pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Rite Aid's proxy materials for the 2012 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Rite Aid's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Rite Aid common stock. Please provide a written statement from the record holder of your shares and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted your proposal, you had beneficially held the requisite number of shares of Rite Aid common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Rite Aid common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Rite Aid reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Marc A. Strassler
Executive Vice President,
General Counsel and Secretary

Enclosure

EXHIBIT A

[ATTACHED]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

EXHIBIT D

From: Sherrie L Hinkle [shinkle@riteaid.com]
To: Steve Krol
Subject: Ameritrade Letter/Steven Krol
Date: 12/22/2011 2:28:14 PM
CC: Marc Strassler
BCC:

Message:

Mr. Krol –

In response to your question via telephone today as to whether or not the Ameritrade letter was attached to the December 5, 2011 and December 14, 2011 emails that you sent to Mr. Strassler, the answer is yes, the Ameritrade letter was attached to these emails.

Sherrie L. Hinkle
Executive Assistant to Marc A. Strassler
Executive Vice President & General Counsel
Legal Department
Rite Aid
30 Hunter Lane
Camp Hill, PA 17011
shinkle@riteaid.com
Phone: (717) 760-7803
Fax: (717) 760-7867

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: Marc Strassler
Subject: Fw: Rite Aid -Notice of Deficiency Letter
Date: 12/22/2011 2:29:58 PM
CC:
BCC:

Message:

----- Forwarded Message -----
From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: "shinkle@riteaid.com" <shinkle@riteaid.com>
Sent: Thursday, December 22, 2011 2:28 PM
Subject: Rite Aid -Notice of Deficiency Letter

Ms. Hinkle: At 1:42PM today, I spoke with you and informed you that I received a Fed Ex from Mark Strassler, RE: Notice of Deficiency pertaining to a Shareholder Proposal submitted by the undersigned on 12/8/11 and further revised on 12/14/11, as noted in Mr. Strassler's Letter. Mr. Strassler falsely asserts the need for the undersigned to provide a written statement from the record holder of my shares in the company. Mr. Strassler must certainly note that the letter from Ameritrade, my registered broker, containing the required information was directly below the Proposal as clearly indicated in the body of the letter **and** was secondly also contained in one attached file, which required a simple click of his computer.

PLEASE TAKE NOTE that I will be happy to wait until 12Noon on Tuesday 12/27/11 for someone to get to me by email only on this matter as you have indicated will certainly happen by then. Should that not happen, I will respond in writing to Mr. Strassler with the necessity of copying in the SEC asking for relief and at the same time ask the SEC to take a second look at last year's Notice of Deficiency, whereby Rite Aid intentionally violated SEC rules pertaining to Notice of Deficiency letters.

The SEC asks that all parties try to work together to resolve easily corrected matters. This would be one of them. I trust your office will be responsive.

Thank You
Steven Krol
Rite Aid Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

cc: Mark Strassler- Corporate Secretary

From: Steve Krol FISMA & OMB Memorandum M-07-16 ***
To: Marc Strassler
Subject: Fw: Ameritrade Letter/Steven Krol
Date: 12/22/2011 3:10:52 PM
CC:
BCC:

Message:
Mr. Strassler- This is a copy of an email for your information, just sent to Ms. Hinkle, your secretary. Please guide yourself accordingly.

----- Forwarded Message -----
From: Steve Krol FISMA & OMB Memorandum M-07-16 ***
To: Sherrie L Hinkle <shinkle@riteaid.com>
Sent: Thursday, December 22, 2011 3:07 PM
Subject: Re: Ameritrade Letter/Steven Krol

Ms. Hinkle- Your response is insufficient to satisfy the undersigned, as any response to be effective must come from Marc Strassler who is the Secretary of Rite Aid, and who is responsible for receiving shareholder proposals and responding by way of the Notice of Deficiency Letter, dated 12/21/11.

In that letter Mr. Strassler indicates that "Our records indicate that you are not a registered holder of Rite Aid common stock. Please provide a written statement from the record holder of your shares...." To a reasonable person that would suggest an omission of the broker letter, and/or a **specific** part of the broker letter which Mr. Strassler finds objectionable. Last year it was the omission of the word ":continuous", which Mr. Strassler did not **specifically** divulge to the undersigned during the cure period, this year ???

In any event, any response more enlightening than yours must be submitted by Mr. Strassler to the undersigned no later than 12/27/11 at Noon to avoid immediate contact with the SEC. To avoid this, Mr. Strassler must issue a written withdrawal of his Notice of Deficiency, or **specific** issue of deficiency, not meant to confuse or mislead, by the deadline set. Should Mr. Strassler's response, if any, not meet this criteria, the undersign's only further response will be to the SEC, copying in Mr. Strassler

Have a Merry Christmas,
Steven Krol
Rite Aid Shareholder

From: Sherrie L Hinkle <shinkle@riteaid.com>
To: Steve Krol FISMA & OMB Memorandum M-07-16 ***
Cc: Marc Strassler <mstrassler@riteaid.com>
Sent: Thursday, December 22, 2011 2:28 PM
Subject: Ameritrade Letter/Steven Krol

Mr. Krol

In response to your question via telephone today as to whether or not the Ameritrade letter was attached to the December 5, 2011 and December 14, 2011 emails that you sent to Mr. Strassler, the answer is yes, the Ameritrade letter was attached to these emails.

Sherrie L. Hinkle
Executive Assistant to Marc A. Strassler
Executive Vice President & General Counsel
Legal Department
Rite Aid
30 Hunter Lane
Camp Hill, PA 17011
shinkle@riteaid.com
Phone: (717) 760-7803
Fax: (717) 760-7867

EXHIBIT E

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: Marc Strassler <mstrassler@riteaid.com>
Sent: Tue, Dec 27, 2011 17:20:14 GMT+00:00
Subject: Fw: Rite Aid Corporation-2012 Annual Meeting of Shareholders/Notice of Deficiency Issue

Mr. Marc A. Strassler
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa.

December 27, 2011

Dear Mr. Strassler:

Reference is made to an email sent to you by the undersigned on 12/22/11.

I regret that you have elected to be unresponsive to easily resolve any **specific** Proposal qualification which your office refuses to specifically and solely establish in your Notice of Deficiency letter, dated 12/21/11.

You are reminded that the SEC requests that all parties attempt to resolve their issues between themselves, where possible, and not unnecessarily use SEC limited resources.

Referenced below is your copy of Proponent's letter submitted to the SEC this afternoon.

Sincerely,
Steven Krol
Proponent/Rite Aid Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

----- Forwarded Message -----
From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Sent: Tuesday, December 27, 2011 12:08 PM
Subject: Rite Aid Corporation-2012 Annual Meeting of Shareholders/Notice of Deficiency Issue

BY EMAIL
(shareholderproposals@sec.gov) December 27, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation-2012 Annual Meeting

Defective Notice of Deficiency In Violation of SEC Rule 14a-8

Proponent Seeks Relief

Ladies and Gentlemen:

As the Staff is well aware, the SEC established Rule 14a-8 to provide an opportunity for a shareholder of a company's securities to have a voice, and to have his or her proposal to be placed alongside management's proposals in that company's proxy materials for presentation to a vote at the Annual Meeting of Shareholders.

The purpose of this Rule 14a-8 is to qualify the shareholder and, in theory, the subject company should use no strategies to thwart the intent of this Rule by sidestepping clearly defined requirements, and thereafter wrongly approaching the SEC Staff "with unclean hands" in subsequently making a request to omit the proposal pursuant to Rule 14a-8(b)(1) and Rule 14a-8 (f)(1) because they now claim the proponent has allegedly failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

Specifically, under Rule 14a-8, Rite Aid must notify the Proponent of the **specific eligibility defect**, and not list each and every possible eligibility hurdle necessary to be jumped over by any other new Proponent, thereby intentionally leaving it up to to this Proponent to guess which qualification or correct word(s) were accidentally omitted, easily correctible if specifically and solely indicated.

The SEC Staff has always clearly and unambiguously stated that the Notice of Deficiency must be **specific** in order to pass muster with the Staff, and that generally it must provide adequate detail about what **this** shareholder must do to remedy specific eligibility defects **only;** not give a complete list of all qualifications which would be useful to another shareholder contemplating a first proposal submission.

Rite Aid now, as well as it is alleged last year without comment from the Staff which only reinforced this unfortunate behavior, attempts to make a mockery of SEC rules, and by refusing to respond to the Proponent's simple direct inquiry, now forces the use of the Staff's limited resources to address the undersign's request for relief, something the Proponent tried hard to avoid.

Background

1. On December 8, 2011 Proponent emailed to Rite Aid's Marc Strassler, Secretary, a Proposal (as minimally revised on December 14, 2011) pursuant to Rule 14a-8 for inclusion in Rite Aid's proxy materials for the 2012 Annual Meeting of Shareholders. Together with this same email, Proponent delivered a letter from Ameritrade, it's registered broker holding more than sufficient beneficial Rite Aid common shares in his name, detailing the required information which Proponent fully believed satisfied all necessary qualifications to submit such Proposal. In fact, attempting to avoid last year's same alleged improper strategies from Rite Aid, Proponent requested that notice of any deficiency be **specific**, in bold letters as seen here, to easily cure any inadvertent omission.

2. On December 22, 2011 Proponent received a Notice of Deficiency letter, with the same alleged strategy as last year, detailing no specific defect requiring the attention of Proponent to cure. Rather, the letter recites all qualifications for any Proponent to include in their own Proposal.

3.Shortly after reading the Notice of Deficiency, Proponent that same day emailed Marc Strassler, Rite Aid's Secretary, advising him that Proponent requests the specific defects only requiring cure no later than 12 Noon on Tuesday, 12/27/11. Rite Aid has not, and allegedly similar to last year, will not respond, relying instead on their defective Notice of Deficiency letter, meant to confuse and not clarify the matter forcing Proponent to guess which, if any, of these below indicated statements contained in their Notice of Deficiency letter requires cure, listed verbatim and in the order they appeared in the letter as follows:

1. Proponent must have continually held at least $2,000. in market value of Rite Aid's common stock,
2. For at least one year prior to the date that the Proposal is submitted
3. In addition, the Proponent must continue to hold at least this amount of stock through the date of the Annual
   Meeting
4. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A
5. Please provide a written statement from the record holder of your shares
6. And a participant in the Depository Trust Company (DTC) verifying that,
   a. at the time you submitted your proposal, you had beneficially held the requisite number of shares of Rite Aid
      common stock
   b. continuously for at least one year

Proponent now asks, what exactly out of all these above qualifications, and the unnecessary Exhibit A, requires the Proponent's attention to cure? Does Rite Aid suggest that Proponent neglected to address each and every one of the above items? If not, why were most, if not all of them, even included in the Rite Aid Notice of Deficiency Letter? Is it possible that no actual deficiency even exists currently? Does Rite Aid now hope a second broker letter and/or Proponent statement attempting to cure an unspecified defect will now for the first time create a deficiency that did not exist previously? Assuming there was only one actual deficiency, then only that qualification requirement should have been included in Rite Aid's letter to Proponent. That is the requirement of Rule 14a-8, but that is not what the Proponent received. Strategically, Rite Aid will not clarify the deficiency, if any, to Proponent now, but will not be shy about detailing their specific qualification objections in their Omission of Shareholder Proposal request, soon to be sent to your Division of Corporate Finance office.

Rite Aid's position now, no doubt similar to last year's alleged defective Notice of Deficiency letter, will be to note that Rule 14a-8(f) does not require a second notification if the response to the first notification was deficient. That would be true, and only true, if the first notification was specific as to the defect(s) only, which it is clearly not now, not last year and not for who knows how many other previous Rite Aid Proponents subjected to these same tactics.

However, notwithstanding Rite Aid's lack of cooperation and intention to successfully confuse the situation, Proponent will take a guess, which it should not be forced to do, and notify Ameritrade to transmit a second letter, slightly altered to attempt a cure of any alleged mystery defect.

Conclusion

Based on the above analysis, Proponent requests that the Staff provide relief to this ten (10) year long Rite Aid shareholder, beneficially and continuously holding the required minimim of more than $2000. in market value of shares in Rite Aid as indicated for more than one year and through at least the date of the 2012 Annual Meeting, by requesting that Rite Aid divulge the specific purported defect(s) only, if any in actuality, which Proponent can easily and promptly cure. Alternatively, the Staff is requested to concur with Proponent at the later Omission of Shareholder Proposal stage that Rite Aid intentionally acted improperly in violation of the requirements and clear directives of Rule 14a-8, and to deny Rite Aid's claims as to this SEC Rule on Proponent eligibility.

Please do not hesitate to contact the undersigned at FISMA & OMB Memorandum to provide the Staff any further clarity, as needed.

Sincerely,
Steven Krol
Rite Aid Proponent

cc: Marc A. Strassler-By Email To:mstrassler@riteaid.com
Secretary
Rite Aid Corporation

EXHIBIT F

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: Marc Strassler
Subject: Fw: Ameritrade letter-Dated 12/28/11
Date: 12/29/2011 10:19:48 AM
CC:
BCC:

Message:
Mr. Marc A.
Strassler December 29,
2011
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa.

Dear Mr. Strassler:

I am in receipt of your Notice Of Deficiency Letter dated 12/21/11.

That letter is deemed invalid for reasons cited in your copy of a letter submitted by the undersigned to the SEC on 12/27/11.

The time period for your office to submit a valid Notice of Deficiency letter has expired as of 12/22/11 and therefore, Proponent concludes that since no specific deficiency was isolated, Proponent assumes none were actually present, and Proponent has met all eligibility requirements.

Further, as a courtesy Proponent extended the date for you to submit a valid Notice of Deficiency until 12/27/11, which has also expired without submission of any additional response from your office.

However, in the interest of not continuing to use the SEC Staff limited resources on this initial matter that Rite Aid has decided to strategically raise, Proponent has attempted to guess what possible specific minor defect, if any, your office wishes to keep to itself until it can file it's Opposition of Shareholder Proposal papers. This, of course violates the unambiguous requirements of Rule 14a-8 which Rite Aid must abide by.

Enclosed, in one attached pdf file, is a second letter from my registered broker, Ameritrade. If you do not see it, please advise the undersigned. This second letter in no way acknowledges that your Notice of Deficiency Letter was valid or met the requirements of SEC Rule 14a-8, which Proponent believes was itself deficient.

As previously indicated, Proponent has been a continuous ten (10) year Rite Aid shareholder, and will continue to hold at least $2,000. in market value of Rite Aid stock through the date of the 2012 Rite Aid Annual Meeting of Shareholders.

Sincerely,
Steven Krol
Proponent/Rite Aid Shareholder

cc: U.S. Securities and Exchange Commission- BY EMAIL
(shareholderproposals@sec.gov)
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

----- Forwarded Message -----
From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 29, 2011 9:38 AM
Subject: Ameritrade letter

Attachments:

KROL.pdf

TD Ameritrade

December 28, 2011

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to you second request, our records indicate that as of December 8th, 2011, you held 254,625 shares of Rite Aid Corporation (RAD) in the TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Further, pursuant to your second request, our records indicate that you have continuously and beneficially held at least $2,000.00 in market value of Rite Aid Corporation (RAD) common stock in this TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** for at least 1 year prior to December 8th 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jack Rynes

Jack Rynes
Resource Specialist
TD Ameritrade

EXHIBIT G

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: Marc Strassler
Subject: Fw:
Date: 1/5/2012 7:09:33 PM
CC:
BCC:

Message:
Mr. Marc A. Strassler January
5, 2012
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa.

Dear Mr. Strassler:

In order to not take any additional SEC Staff time on the undersigned qualification to submit the Proposal, as revised on 12/14/11, please find attached to this email one (1) pdf file.

This pdf file, containing a new TD Ameritrade letter, dated 1/5/12, further clarifies the record holder broker name as it already appears on the DTC participant list which your office should have already checked, if necessary.

Again, while your Notice of Deficiency letter received on 12/22/11 did not specify the above, or any other **specific** matter which required a cure, it is provided as a courtesy to your office and the SEC Staff.

Sincerely,
Steven Krol
Proponent/Rite Aid Shareholder

----- Forwarded Message -----
From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 5, 2012 6:40 PM
Subject:

Attachments:

*** FISMA & OMB Memorandum M-07-16 ***.pdf

TD Ameritrade

January 5, 2012

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to your request, our records indicate that as of December 8th, 2011, you held 254,625 shares of Rite Aid Corporation (RAD) in the TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** Further, pursuant to your request, our records indicate that you have continuously and beneficially held at least $2,000.00 in market value of Rite Aid Corporation (RAD) common stock in this TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** for at least 1 year prior to December 8th 2011.

TD Ameritrade Inc., TD Ameritrade Clearing Inc,, and TD Ameritrade Trust Company are subsidiaries of TD Ameritrade Holding Corporation.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Courtney Chapman
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

10825 Farnam Drive, Omaha, NE 68154 | 800-669-3900 | www.tdameritrade.com

EXHIBIT H

TD Ameritrade

December 9, 2011

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date	# of pages ▶
To Janet McGinness	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-656-8101	Fax #	

Re: TD Ameritrade account ending in

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 12,700 shares of Pfizer Incorporated (PFE), 13,500 shares of Waste Management Incorporated (WM), and 11,200 shares of NYSE Euronext (NYX) in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade

December 5, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 12-5-11 # of pages ▶
To Amy Wilson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 989-638-1740	Fax #

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 1,500 shares of the security American Express (AXP), 3,100 shares of McGraw – Hill (MHP), 2,790 shares of Verizon Communications Inc. (VZ), and 1,200 shares of DOW Chemical (DOW) in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade

December 8, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 12.8-11 # of pages ▶
To Amy Carriello	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 914-249-8109	Fax #

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 2,100 shares of PepsiCo Incorporated (PEP) and 700 shares of Waste Management Incorporated (WM) in the TD Ameritrade Clearing Inc., DTC # 0188, account ending *** FISMA & OMB Memorandum M-07-16 *** since November 07, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.